ReAlpha Asset Management Inc.

6515 Longshore Loop, Suite 100

Columbus, OH 43017

September 13, 2021

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ReAlpha Asset Management Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed August 31, 2021
File No. 024-11523

Ladies and Gentlemen:

We hereby submit the responses of ReAlpha Asset Management Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 9, 2021, providing the Staff’s comments with respect to Amendment No. 4 to the Company’s Offering Statement on Form 1-A. Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment No. 5”), and the Offering Statement Amendment No. 5 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1. We note your amended and restated certificate of incorporation filed as Exhibit 2.1 and the exclusive forum provision in Article VIII. Please revise your offering circular to describe the exclusive forum provision, including the risks and impacts to investors as well as the uncertainty regarding enforceability, and clarify whether such provision applies to actions relating to the Securities Act of 1933 and the Exchange Act of 1934.

We have added a risk factor on page 9  of the Offering Circular and a description of the exclusive forum provision on page 44 of the Offering Circular, both of which describe the provision, including the risks and impacts to investors as well as the uncertainty regarding enforceability. Both the risk factor and the discussion indicate that the exclusive forum provision does not apply to actions under the Securities Act of 1933 or the Securities Exchange Act of 1934.

2. We note the subscription agreement filed as Exhibit 4.1 and the provisions in Section 11 relating to the exclusive forum and waiver of jury trial provisions. Please revise your offering circular to describe these provisions, including the risks and impacts to investors as well as the uncertainty regarding enforceability, and clarify in the offering circular and the subscription agreement whether such provisions apply to actions relating to the Securities Act of 1933 and the Exchange Act of 1934.

We have revised the form of subscription agreement to eliminate the exclusive forum and waiver of jury trial provisions. The revised form of subscription agreement has been filed as Exhibit 4.1 to the Offering Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 614-633-7155.

Sincerely,

ReAlpha Asset Management Inc.

By:	/s/ Mike Logozzo
Mike Logozzo
Chief Financial Officer